Form 10-K, Exhibit 13
period 1996-12-31
APPLIED DIGITAL ACCESS INC
filed 1997-03-31
CIK 919048

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Except for the historical information contained herein, the matters discussed in this Annual Report may contain forward-looking statements which involve risk and uncertainties. Factors that may affect the Company's results of operations are discussed in detail in "Risks and Uncertainties" below, including but not limited to customer delays in reengineering programs, decreased capital expenditures by several of the Company's customers, the impact of reorganizations, restructurings and reductions-in-force at several of the Company's RBOC customers; deregulation of the telecommunications industry; and the highly competitive market surrounding the Company's CTS and NIU products. The Company believes that deregulation and the resulting increased number of competitors providing telecommunications services could result in an expansion of the Company's customer base and increased competition with regard to service levels and costs, ultimately causing an increased demand for the Company's products. However, additional delays in the deployment of the Company's products and continued uncertainty surrounding the telecommunications industry may have a material adverse impact on the Company's business, operating results and financial condition. As a result of the uncertainties faced by the Company's customers, the Company continues to have limited visibility with regard to future customer orders and the timing of such orders. Customers have been placing orders quarterly and the Company has been operating in a book and ship mode. With a small customer base and fluctuating order size, this trend has resulted in quarter-to-quarter revenue fluctuations that are likely to continue for the foreseeable future. While the outlook contained in any forward-looking statements represents management's current judgment on the future direction of the business, the risks and uncertainties discussed herein could cause actual results to differ materially from any future performance suggested herein. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances arising after the date hereof.

OVERVIEW

        In October 1996, the U.S. Patent and Trademark Office granted the Company a patent for technology used in the Company's Remote Module product, a unique DS1 Network Interface Unit ("NIU"). The Remote Module, when used with the Company's T3AS Performance Monitoring and Test System, and Sectionalizer Operations Systems ("OS") software, enables service providers to determine whether circuit troubles originated in their network or the customers'.

        On July 16, 1996, the Company acquired certain assets of MPR Teltech Ltd., ("MPR Teltech") a subsidiary of BC TELECOM, Inc. The assets acquired were part of MPR Teltech's operating unit commonly known as the Special Services Networks division ("SSN"). The Company and its Canadian subsidiary, Applied Digital Access - Canada, Inc. ("ADA-Canada"), acquired the assets for $4.2 million in cash and 150,000 shares of the Company's common stock. The total purchase valuation was $5.3 million. The Company also incurred $.2 million in related acquisition costs. SSN was an operations systems software development group with expertise in development of network management systems for public carriers. SSN developed operations systems ("OS") software primarily for Northern Telecom Limited ("Nortel"). SSN became part of ADA-Canada which provides development services related to network performance management OS software products for the Company and its customers, including Nortel. The Company incurred a $2.1 million one-time charge in the third quarter of 1996 for purchased research and development related to the asset acquisition. In connection with the acquisition, the Company also licensed certain technology from Nortel for Network Performance Management applications.

        On February 29, 1996, the Company acquired certain assets of Applied Computing Devices, Inc. ("ACD"), a company that developed and marketed OS software used primarily by independent telephone companies to manage certain functions in their networks. The customer set and products of ACD complemented those of ADA, and ADA has continued to market and enhance these products. The Company acquired the assets for $1.7 million in cash and incurred approximately $.2 million in related costs. The assets were acquired at an auction held in Federal Bankruptcy Court, Southern District of Indiana. After filing for bankruptcy in September 1995, ACD did not generate significant revenue. The Company recorded a one-time charge of approximately $1.2 million associated with purchased research and development in the first quarter of 1996 as a result of the acquisition.

        In February 1996, the settlement of a class action lawsuit filed against the Company and two of its officers in March 1995 was finalized and received court approval. The litigation was settled for $1.5 million, of which the Company was obligated to pay approximately $.4 million with the remainder paid by the Company's directors' and officers' liability insurance carrier. The costs associated with the suit were accrued in 1995.

        Taking the developments discussed above and the elements discussed elsewhere, both individually and in the aggregate, there can be no assurance that the Company will maintain current revenue or operating results levels or that revenue or operating results will increase.

 RESULTS OF OPERATIONS

        The following table sets forth certain statements of operations data as a percent of revenue, for the years ended December 31, 1996, 1995 and 1994.


                                                YEARS ENDED DECEMBER 31,
                                             1996         1995         1994
                                             ----         ----         ----
Revenue................................      100%         100%         100%
Cost of revenue........................       52%          43%          42%
                                              ---          ---         ----
Gross profit...........................       48%          57%          58%

Operating Expenses:
Research and development...............       30%          28%          15%

Purchased in-process
research and
development related to                        13%           -            -
acquisitions.....
Sales and marketing....................       26%          21%           9%
General and administrative.............        5%          14%           7%
                                              ---          ---          ---
Total operating expenses...............       84%          63%          31%
                                             ----         ----         ----
Operating income (loss)................      (36)%         (6)%         27%
Other income (expense), net............        7%          10%           4%
                                              ---         ----          ---
         Income (loss) before                (29)%          4%          31%
income taxes...........................
Provision for income taxes.............        -            -           (1)%
                                              ---          ---         -----
Net income (loss)......................       (29)%         4%           30%
                                             =====          =====        ===


1996 COMPARED WITH 1995

         Revenue  totaled  $24,422,000  in 1996, a 19% increase from $20,470,000 in 1995. The increase is primarily the result of revenue generated from network management OS software design services and products acquired through acquisitions during 1996. Revenue from the Company's T3AS products and services totaled $18,144,000 in 1996, an 11% decrease from $20,470,000 in 1995. The decrease was the result of lower T3AS sales compared to last year due to decreased capital expenditures by several of the Company's customers, the highly competitive market for the Company's CTS and NIU products, and the impact of regulatory actions on the Company's customers. Revenue from OS services and products totaled $6,278,000 in 1996. The Company did not have any OS product revenue in 1995. In 1996, US WEST, NYNEX, and Northern Telecom accounted for 31%, 23%, and 15% of the Company's revenue, respectively. In 1995, U S WEST, Ameritech, NYNEX and Bell South accounted for 45%, 19%, 18% and 13% of the Company's revenue, respectively. The Company expects that revenue from sales of the T3AS product family and recently acquired OS products and services will account for a majority of the Company's revenue for the foreseeable future.

        Gross  profit  totaled  $11,813,000  in  1996,  a slight  increase  from
$11,753,000 in 1995. Gross profit as a percent of revenue was 48% in 1996 compared to 57% in 1995. The decrease in gross profit as a percent of revenue resulted primarily from a product mix weighted toward lower margin T3AS products and services and lower-margin revenue from OS software design services. The majority of the Company's Canadian subsidiary's operations supported OS software design services. Since the cost of design services revenue includes both direct and indirect costs of supplying the services, the majority of the Canadian subsidiary's operating costs are included in cost of revenue. There can be no assurance that the Company will be able to maintain current gross profit or gross profit as a percent of revenue levels. Factors which may materially and adversely affect the Company's gross profit in the future include its level of revenue, competitive pricing pressures in the telecommunication network management market, new product introductions by the Company or its competitors, potential inventory obsolescence and scrap, possible recalls, production or quality problems, timing of development expenditures, changes in material costs, disruptions in sources of supply, regulatory changes, seasonal patterns of bookings, capital spending, and changes in general economic conditions.

        Research and development expenses totaled $7,356,000 in 1996, a 27% increase from $5,807,000 in 1995. The increase was primarily due to the addition of research and development personnel as a result of the ACD asset acquisition, increases in depreciation expense, and increases in non-recurring engineering
(NRE) expenses due to timing of planned development projects during 1996 compared to 1995. Research and development personnel expenses increased 26% compared to 1995, mostly related to the ACD asset acquisition. The Company believes that its future success depends on its ability to maintain its technological leadership through enhancement of its existing products and development of innovative new products and services that meet customer needs. Therefore, the Company intends to continue to make significant investments in research and product development in association with planned development projects.

        In 1996, the Company recorded one-time charges for purchased research and development costs related to the ACD asset acquisition and the SSN asset acquisition of $1,186,000 and $2,100,000, respectively.

        Sales and marketing expenses totaled $6,312,000 in 1996, a 49% increase from $4,234,000 in 1995. The majority of the increase resulted from the addition of technical customer support personnel, the addition of customer support and marketing personnel related to the ACD asset acquisition, and increased promotional expenses. The Company expects that sales and marketing expenses will continue to increase in absolute dollars as the Company continues to hire additional sales, marketing and technical support personnel to support planned product introductions in both the network systems and network management business areas.

        General and administrative expenses totaled $3,576,000 in 1996, a 20% increase from $2,985,000 in 1995. The majority of the increase is the net result of increased expenses for the amortization of goodwill and intangibles related to the SSN asset acquisition and increased personnel expenses related to this year's acquisitions offset by a decrease in legal expenses compared to 1995 as a result of greater legal expense in 1995 related to the suit settlement. The Company expects that general and administrative expenses will increase in absolute dollars as the Company invests in the expansion of its internal networking capabilities related to the ACD and SSN asset acquisitions and the expected need for additional support personnel.

        Interest income totaled $1,673,000 in 1996, a 17% decrease from $2,023,000 in 1995. The decrease is the result of a decrease in cash investments during 1996 compared to 1995.

        In 1996, the Company provided for income taxes related to the operations of the Company's Canadian subsidiary, based on an effective Canadian tax rate of 46%. The Company did not provide for U.S. income taxes in 1996 or 1995 due to net losses for income tax purposes. At December 31, 1996, the Company had federal income tax- loss carry-forwards of approximately $12,987,000 and California state income tax-loss carry-forwards of approximately $5,835,000. The Company's use of approximately $1,166,000 of its federal tax-loss carry-forwards, and $408,000 of its federal and $105,000 of its California tax credit carryforwards are significantly limited as a result of ownership changes associated with equity financings in January 1989 and March 1991. Management is not able to estimate levels of tax deductions which will be generated as a result of these transactions in future periods. See Note 11 of Notes to Financial Statements.

        As a result of the factors discussed above, the Company incurred a net loss of $7,120,000, or $.59 per share in 1996 compared to net income of $759,000, or $.06 per share in 1995. Excluding $3,286,000 in one-time charges for purchased research and development costs associated with the ACD and SSN asset acquisitions, the Company incurred a net loss of $3,834,000, or $.32 per share in 1996.

1995 COMPARED WITH 1994

        Revenue totaled $20,470,000 in 1995 a 42% decrease from $35,597,000 in 1994. The decrease is attributable to decreased sales of the Company's T3AS products. In 1995, US WEST, Ameritech, NYNEX and Bell South accounted for 45%, 19%, 18% and 13% of the Company's revenue, respectively. In 1994, U S WEST, Ameritech, NYNEX and Bell South accounted for 36%, 32%, 16% and 14% of the Company's revenue, respectively. The majority of the Company's revenue in 1995 and 1994 was derived from the sale of T3AS products.

        Factors which may have contributed to the decrease in sales of the Company's products during 1995 include one major customer delaying its reengineering program; decreased capital spending at two of the Company's other customers; seasonal capital spending freezes at one of the Company's customers; reorganizations, restructuring and reductions in force at several of the Company's RBOC customers; the negotiations with labor unions establishing new union contracts at six of the seven RBOC's during 1995; the uncertainties surrounding the telecommunications deregulation bill; and the delay in receiving the FCC's informal assessment on the Company's Remote Module product.

        Gross profit totaled $11,753,000 in 1995, a 43% decrease from $20,791,000 in 1994. The decrease in gross profit was due primarily to decreased sales of the Company's T3AS products. As a percent of revenue, gross profit was 57% in 1995 compared to 58% in 1994.

        Research and development expenses totaled $5,807,000 in 1995, a 9% increase from $5,335,000 in 1994. Research and development personnel related expenses increased 19% in 1995 compared to 1994. The increases were primarily the result of the addition of research and development personnel, partially offset by decreases in non-recurring engineering expenses caused by timing of planned development projects compared to 1994.

        Sales and marketing expenses totaled $4,234,000 in 1995, a 26% increase from $3,363,000 in 1994. The increase in 1995 was primarily the result of increases in technical support, marketing, and sales personnel, increased travel expenses and increased promotional activity offset by lower commission expenses owing to decreased revenue  levels.

        General and administrative expenses totaled $2,985,000 in 1995, a 28% increase from $2,337,000 in 1994. The increase was primarily the result of a non-recurring charge for the settlement of a class action law suit filed against the Company in March 1995, and increased consulting expenses related to the Company's recruiting efforts for additional personnel. The increases were partially offset by decreases in travel and professional services expense.

        Interest income totaled $2,023,000 in 1995, a 67% increase from $1,212,000 in 1994. The increase was due primarily to an increase in investment income from the investment of cash proceeds from the Company's initial public offering of common stock completed in April 1994, as well as the investment of cash provided from operations.

        The Company did not provide for income tax expenses in 1995 due to a net loss for income tax purposes. In 1994, the Company's effective tax rate was 3%. The Company's low effective tax rate for 1994 was a result of the utilization of operating loss carryforwards and tax credits and the tax benefit resulting from the recognition of certain deferred tax assets which had previously been reserved for in recognition of concerns over the Company's ability to realize these assets under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 allows the Company to utilize available tax-loss carry-forwards as a direct reduction of its income tax expense. During 1994, the Company's income taxes payable were reduced as a result of tax deductions generated from certain stock option transactions which are not reflected in the statement of operations. Under generally accepted accounting principles, such amounts are recorded as additional paid-in capital.

        As a result of the factors discussed above, 1995 net income totaled $759,000, or $.06 per share, a 93% decrease from net income of $10,620,000, or $.88 per share in 1994.

QUARTERLY RESULTS

        The Company has experienced significant fluctuations in bookings, revenue and operating results from quarter to quarter due to a combination of factors and expects such fluctuations to continue in future periods. Factors that may cause the Company's bookings, revenue and operating results to vary significantly from quarter to quarter include, among others: dependence on a single product lines in the Network Systems and Network Management business units; dependence on a small group of major customers; the timing of significant orders; the timing of shipments; competition and pricing in the telecommunication network management market; new product introductions by the Company or its competitors; possible recalls; production or quality problems; timing of development expenditures; further expansion of marketing and service operations; changes in material costs; disruptions in sources of supply; regulatory changes; seasonal patterns of bookings, capital spending and payment by customers; and changes in general economic conditions. Because of the relatively fixed nature of most of the Company's costs, including personnel and facilities costs, any unanticipated shortfall in revenue in any fiscal quarter would have a proportionately greater impact on the Company's operating income in that quarter and may result in fluctuations in the price of the Company's Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

        Cash and investments totaled $21,461,000 at December 31, 1996 and $31,847,000 at December 31, 1995. The 1996 decrease in cash and investments compared to 1995 is primarily due to cash payments related to the SSN and ACD asset acquisitions, and 1996 operating losses.

        Net working capital totaled $31,229,000 at December 31, 1996 and $36,728,000 at December 31, 1995. The 1996 decrease in working capital compared to 1995 was primarily the result of cash payments related to the SSN and ACD asset acquisitions.

        The Company's 1996 operating activities used $2,265,000 in cash primarily as a result of net operating losses. In 1995, operating activities used $4,384,000 in cash due to decreased net income compared to 1994 and increases in accounts receivable and inventory compared to 1994.

        In 1996, cash used for the ACD and SSN asset acquisitions and related acquisition costs totaled $1,900,000 and $4,456,000, respectively. The majority of tangible assets acquired from ACD and SSN consisted of computer equipment. Cash used for capital expenditures totaled approximately $1,709,000 in 1996 and $1,948,000 in 1995. Most of the capital equipment additions were for the purchase of computer and lab equipment to support the Company's expanded research and development efforts. The Company did not acquire any capital equipment through capital lease arrangements in 1996 or 1995. The Company expects that the level of capital expenditures will increase in 1997 as a result of planned facility moves in Vancouver, British Columbia, Canada, and planned development projects.

        Assuming no material changes in the Company's current operating plans, the Company believes that cash generated from operations and the total of its cash and investments, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. Significant additional capital resources, however, may be required to fund acquisitions of complementary businesses, products or technologies. Alternatively, the Company may need to issue additional shares of its capital stock or incur indebtedness in connection with any such acquisitions. At present, the Company does not have any agreements or commitments with respect to any such acquisition.

        The Company believes the impact of inflation on its business activities has not been significant to date.

                   APPLIED DIGITAL ACCESS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET



       (Dollars in thousands)
YEARS ENDED DECEMBER 31,                                                      1996              1995
ASSETS
Current Assets:
     Cash and cash equivalents                                              $ 1,504            $ 1,673
     Investments                                                             19,957             25,079
     Accounts receivable, less allowance for
      doubtful accounts of $50                                                6,798              5,358
     Inventory, net                                                           7,363              6,572
     Deferred income taxes                                                      130                750
     Prepaid expenses and other current assets                                1,089              1,296
                                                                           --------            -------
              Total current assets                                           36,841             40,728

Investment - non-current                                                        ---              5,095
Property and equipment, net                                                   4,936              3,361
Intangible assets, net                                                        2,823                ---
Deferred income taxes                                                         1,372                752
          Total assets                                                     --------            -------
                                                                           $ 45,972            $49,936
                                                                           ========            =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                      $  2,120           $  1,820
     Accrued expenses                                                         1,491                843
     Accrued warranty                                                         1,398              1,305
     Current portion of obligations under capital leases                         16                 32
     Deferred revenue                                                           587                ---
                                                                           --------            -------
          Total current liabilities                                           5,612              4,000

Obligation under capital leases, net of
current portion                                                                 33                  49
                                                                           --------            -------

          Total liabilities                                                   5,645              4,049
                                                                           --------            -------
Commitments and contingency

Shareholders' equity:
   Preferred stock, no par value 7,500,000
    shares authorized, no shares issued                                        ---                ---
   Common stock, no par value, 30,000,000
    shares authorized, 11.899,216 and
    12,255,334 shares issued and outstanding
    at December 31, 1995 and
    1996, respectively                                                      50,631              49,000

     Additional paid-in capital                                              2,492               2,492
     Unrealized gain on investments                                             25                 147
     Deferred compensation                                                     (50)               (101)
     Accumulated deficit                                                   (12,771)             (5,651)
                                                                           --------            -------
          Total shareholders' equity                                         40,327             45,887
                                                                           --------            -------
          Total liabilities and shareholders' equity                       $ 45,972           $ 49,936
                                                                           ========           ========




          The accompanying notes are an integral part of the financial statements

                         APPLIED DIGITAL ACCESS, INC. AND SUBSIDIARY
                            CONSOLIDATED STATEMENTS OF OPERATIONS






(Dollars in thousands, except per-share date)
YEARS ENDED DECEMBER 31,                                 1996              1995              1994
Revenue                                               $ 24,422        $   20,470          $ 35,597
Cost of revenue                                         12,609             8,717            14,806
                                                      --------        ----------          --------
Gross profit                                            11,813            11,753            20,791
                                                      --------        ----------          --------
Operating expenses:
     Research and development                            7,356             5,807             5,335
     In-process research and
development related to
acquisitions                                             3,286               ---               ---
     Sales and marketing                                 6,312             4,234             3,363
     General and administrative                          3,576             2,985             2,337
                                                      --------        ----------          --------
          Total operating expenses                      20,530            13,026            11,035
                                                      --------        ----------          --------
          Operating income (loss)                       (8,717)           (1,273)            9,756

Interest income                                          1,673             2,023             1,212
Other income (expenses), net                                47                 9               (32)
                                                      --------        ----------          --------
          Income (loss) before
           income taxes                                 (6,997)              759            10,936

Provision for income taxes                                 123               ---               316
                                                      --------        ----------          --------
         Net income (loss)                            $ (7,120)       $      759          $ 10,620
                                                      --------        ----------          --------
         Net income (loss) per share                  $  ( .59)       $      .06          $    .88
                                                      ========        ==========          ========
         Shares used in per-share
           computations                                 12,084            12,848            12,091
                                                      ========        ==========          ========



          The accompanying notes are an integral part of the financial statements



DOLLARS IN THOUSANDS

                                                       CONVERTIBLE PREFERRED STOCK

                                               SERIES A        SERIES B       SERIES C       SERIES D       SERIES E   COMMON STOCK
                                               --------        --------       --------       --------       --------   ------------
BALANCE, JANUARY 1, 1994                          1,000       $   5,000       $    768       $  7,773       $  4,664      $     88

Issuance of 2,590,000 shares of common stock
initial public offering, net of costs                --              --             --             --             --        28,357

Conversion of preferred stock into 7,872,199
shares of common stock upon completion of
intial public offering                           (1,000)         (5,000)          (768)        (7,773)        (4,664)       19,205

Excercise of stock options and warrants for
592,026 shares of common stock                       --             --              --             --             --            95

Issuance of 52,134 shares of common stock
under stock purchase plan                            --             --              --             --             --            536

Unrealized loss on investments                       --             --              --             --             --           --

Amoritization of deferred compensation
related to stock options                             --             --              --             --             --           --

Repayment of note receivable                         --             --              --             --             --           --

Tax effect of options excercised                     --             --              --             --             --           --

Net income                                           --             --              --             --             --           --



BALANCE, DECEMBER 31, 1994                           --             --              --             --             --        48,281

Excercise of stock options and warrants for
261,662 shares of common stock                       --             --              --             --             --            76

Issuance of 62,493 shares of common stock
under stock purchase plan                            --             --              --             --             --           643

Unrealized gain on investments                       --             --              --             --             --           --

Amoritization of deferred compensation related
to stock options                                     --             --              --             --             --           --

Net income                                           --             --              --             --             --           --



BALANCE DECEMBER 31, 1995                            --             --              --             --             --        49,000

Excercise of stock options for 149,263 shares
of common stock                                      --             --              --             --             --           115

Issuance of 56,857 shares of common stock
under stock purchase plan                            --             --              --             --             --           428

Unrealized loss on investments                       --             --              --             --             --           --

Amoritization of deferred compensation related
to stock options                                     --             --              --             --             --           --

Issuance of 150,000 shares of common stock
in connection with acquisition                       --             --              --             --             --         1,088

Net loss                                             --             --              --             --             --           --

BALANCE, DECEMBER 31, 1996                           --             --              --             --             --      $ 50,631




DOLLARS IN THOUSANDS
                                                                                                   NOTES
                                                                    UNREALIZED                   RECEIVABLE
                                                   ADDITIONAL     GAIN (LOSS) ON    DEFERRED     FROM COMMON    ACCUMULATED
                                                 PAID-IN CAPITAL    INVESTMENTS   COMPENSATION   SHAREHOLDERS     DEFICIT     TOTAL
                                                 ---------------    -----------   ------------   ------------     -------     -----



BALANCE, JANUARY 1, 1994                          $    1,043       $    --       $   (205)       $  (19)       $ (17,030) $  3,082

Issuance of 2,590,000 shares of common stock
initial public offering, net of costs                     --            --             --            --               --    28,357

Conversion of preferred stock into 7,872,199
shares of common stock upon completion of
intial public offering                                    --            --             --            --               --        --

Excercise of stock options and warrants for
592,026 shares of common stock                            --            --             --            --               --        95

Issuance of 52,134 shares of common stock
under stock purchase plan                                 --            --             --            --               --       536

Unrealized loss on investments                            --          (436)            --            --               --      (436)

Amoritization of deferred compensation
related to stock options                                  --            --             52            --               --        52

Repayment of note receivable                              --            --             --            19               --        19

Tax effect of options excercised                       1,449            --             --            --               --     1,449

Net income                                                --            --             --            --           10,620    10,620



BALANCE, DECEMBER 31, 1994                             2,492          (436)           153            --           (6,410)   43,774

Excercise of stock options and warrants for
261,662 shares of common stock                            --            --             --            --               --        76

Issuance of 62,493 shares of common stock
under stock purchase plan                                 --            --             --            --               --       643

Unrealized gain on investments                            --           583             --            --               --       583

Amoritization of deferred compensation related
to stock options                                          --            --             52            --               --        52

Net income                                                --            --             --            --              759       759



BALANCE DECEMBER 31, 1995                              2,492           147           (101)           --           (5,651)    45887

Excercise of stock options for 149,263 shares
of common stock                                           --            --             --            --               --       115

Issuance of 56,857 shares of common stock
under stock purchase plan                                 --            --             --            --               --       428

Unrealized loss on investments                            --          (122)            --            --               --      (122)

Amoritization of deferred compensation related
to stock options                                          --            --             51            --               --        51

Issuance of 150,000 shares of common stock
in connection with acquisition                            --            --             --            --               --     1,088

Net loss                                                  --            --             --            --           (7,120)   (7,120)

BALANCE, DECEMBER 31, 1996                          $   2,492       $   25        $  (50)         $  --       $  (12,771)  $40,327





                   The accompanying notes are an integral part
                          of the financial statements.

                   APPLIED DIGITAL ACCESS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   ----------


Years Ended December 31,                                            1996           1995         1994
                                                                    ----           ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                             $  (7,120)         759         10,620
  Adjustments to reconcile net income (loss) to
   net cash provided (used) by operating activities:
  In-process research and development
   related to acquisitions                                          3,286          ---            ---
  Depreciation and amortization                                     1,819          904            708
  Amortization of discount or premium on investments                   95          119           (132)
  Amortization of deferred compensation                                51           52             52
  Change in accounts receivable and
    inventory reserves                                                (68)         103            133
  Changes in operating assets and liabilities
     Accounts receivable                                           (1,440)      (2,792)          (150)
      Inventory                                                      (732)      (2,232)        (3,070)
      Deferred income taxes                                           ---          ---            (52)
      Prepaid expenses and other current assets                       207         (327)          (825)
      Accounts payable                                                300         (440)           381
      Accrued expenses                                                648         (515)           467
      Accrued warranty                                                 93          (15)           834
      Deferred revenue                                                587          ---            ---
                                                                ----------    ---------      ---------
         Net cash provided (used) by
          operating activities                                     (2,265)      (4,384)         8,966
                                                                ----------    ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of investments                                       (20,923)     (33,863)       (48,166)
   Maturities of investments                                       30,923       38,595         13,419
   Purchases of property and equipment                             (1,709)      (1,948)        (1,888)
   Purchase costs related to asset acquisitions                    (6,356)        ---            ---
   Purchase of license agreement                                     (350)        ---            ---
                                                                ----------    ---------      ---------
        Net cash provided (used) by
         investing activities                                       1,585        2,784        (36,635)
                                                                ----------    ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on obligations under capital leases             (32)        (126)          (522)
   Proceeds from repayment of note receivable from related party       ---         ---             19
   Proceeds from exercise of stock options and warrants               115           76             95
   Proceeds from issuance of common stock, net of costs               428          643         28,893
                                                                ----------    ---------      ---------
        Net cash provided by financing activities                     511          593         28,485
                                                                ----------    ---------      ---------
        Net increase (decrease) in cash and cash equivalents         (169)      (1,007)           816

   Cash and cash equivalents at beginning of year                   1,673        2,680          1,864
                                                                ----------    ---------      ---------
   Cash and cash equivalents at end of year                     $   1,504     $  1,673       $  2,680
                                                                ==========    =========      =========




                   The accompanying notes are an integral part
                          of the financial statements.

                   APPLIED DIGITAL ACCESS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.     NATURE OF OPERATIONS:

Applied Digital Access, Inc. and subsidiary (the "Company") designs, engineers and manufactures network test and performance monitoring systems, software and services for the management and test of telecommunication circuits. Current sales are concentrated with "Regional Bell Operating Companies" or affiliated companies in the United States and Canada.

The market for the Company's products is characterized by rapid technological advances, evolving industry transmission standards, changes in customer requirements and frequent new product introductions and enhancements. The introduction of telephone network test and performance monitoring products involving superior technologies or the evolution of alternative technologies or new industry transmission standards could render the Company's existing products, as well as products currently under development, obsolete and unmarketable.

 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Applied Digital Access - Holding, Inc. and its wholly-owned subsidiary, Applied Digital Access - Canada, Inc. ("ADA-Canada"). All intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and short-term investments with original maturities of 90 days or less when purchased.

INVENTORY
Inventory is stated at the lower of cost or market using the first-in, first-out method. The Company currently buys certain key components of its products from a limited number of suppliers. Although there are a limited number of suppliers of the components, management believes that other suppliers could provide similar key components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results.

INVESTMENTS
The Company determines the appropriate classification of its debt securities at the time of purchase and re-evaluates such designations at each balance sheet date. Investments are classified as "available for sale" and are carried at their fair value. Realized gains and losses are determined using the specific identification method and are included in other income. Gross unrealized holding gains or losses are excluded from earnings and reported, net of the related tax effect, as a separate component of shareholders' equity. The amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Fair value is determined based on quoted market prices.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (3 to 7 years) using the straight-line method. Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as an obligation. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the lease term or the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred. Upon the retirement or other disposition, the property and related accumulated depreciation or amortization are removed from the accounts and any resulting profit or loss is reflected in income.

INTANGIBLE ASSETS
The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over 3 to 5 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying value may exceed fair value.

REVENUE RECOGNITION
Revenue is generally recognized at the time of shipment or delivery, based on specified shipping terms, or when services have been performed. When customer acceptance criteria are specified in the customer order, revenue recognition is deferred until the acceptance criteria are met.

INCOME TAXES
Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities ("temporary differences") and their financial reporting amounts at each year end based on enacted tax laws and statutory rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

ADVERTISING COSTS
Advertising costs are expensed as incurred. Total advertising expense was approximately $88,000, $141,000 and $217,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations. Accordingly, options granted at below fair market value result in deferred compensation to the extent of the difference between the fair market value at the date of grant and the exercise price. The deferred compensation is charged to earnings ratably over the vesting period. During the three year period ended December 31, 1996, no options were granted at below fair market value.

PER SHARE INFORMATION
Net income (loss) per share is computed using the weighted average number of common shares and common equivalent shares (when the effect is dilutive)


USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

 3.     STATEMENTS OF CASH FLOWS:

Non-cash investing and financing activities are as follows:

                                                   Years Ended December 31,
                                                   ------------------------
        (Dollars in thousands)               1994            1995             1996
        ----------------------               ----            ----             ----
Property and equipment acquired with
     capital lease financing               $  189            $-               $ -
Conversion of preferred stock
     upon completion
     of initial public offering            19,205             -                 -
Issuance of stock in connection
     with acquisition                          -              -             1,088

Cash payments for interest and income taxes are as follows:

                                                    Years Ended December 31,
                                                    ------------------------
        (Dollars in thousands)               1994            1995             1996
        ----------------------               ----            ----             ----
               Interest                     $ 53           $ 13              $  7
               Income taxes                  144            506                 -


 4.     INVESTMENTS:

Marketable securities at December 31, 1995 and 1996 consist of obligations of the U.S. Government and its agencies and are summarized as follows:


                                         Years Ended December 31,
                                         ------------------------
        (Dollars in thousands)             1995            1996
                                           ----            ----
        Cost                         $  30,027       $   19,936
        Gross unrealized gains             148               57
        Gross unrealized losses             (1)             (36)
                                     ---------          -------
               Estimated fair value  $  30,174          $19,957
                                     =========          =======


 5.     INVENTORY:
Inventory at December 31, 1995 and 1996 consists of the following:

          (Dollars in thousands)          1995             1996
          ----------------------          ----             ----
        Raw materials                   $3,483           $4,211
        Work-in-process                  2,314            2,558
        Finished goods                   1,313            1,063
                                        ------           ------
                                        7,110             7,832
        Less inventory reserve           (538)             (469)
                                        ------            ------
                                       $6,572             $7,363
                                       ======             ======


 6.     PROPERTY AND EQUIPMENT:
Property and equipment at December 31, 1995 and 1996 consists of the following:



        (Dollars in thousands)                   1995             1996
        ----------------------                   ----             ----
        Computers                               $2,500           $4,254
        Machinery, furniture and equipment       2,716            3,614
        Purchased computer software                729              894
        Leasehold improvements                     640              766
                                                ------            ------
                                                 6,585            9,528
        Less accumulated depreciation
          and amortization                      (3,224)          (4,592)
                                                ------            ------

                                                $3,361            $4,936
                                                ======            ======

Property and equipment acquired under capital leases totaled approximately $444,000 and $216,000 at December 31, 1995 and 1996, respectively. Accumulated amortization related to assets under capital leases totaled approximately $299,000 and $106,000 as of December 31, 1995 and 1996, respectively.



 7.     INTANGIBLE ASSETS:
Intangible assets at December 31,1996 consist of the following:


             (Dollars in thousands)                  1996

        Goodwill and know-how                      $2,588
        Purchased technology, customer contracts      337
        License agreement                             350
                                                   ------
                                                    3,275
        Less accumulated amortization                (452)
                                                   ------
                                                   $2,823
                                                   ======


 8.     ACCRUED EXPENSES:
     Accrued expenses at December 31, 1995 and 1996 consist of the following:

               (Dollars in thousands)                1995                 1996
               ----------------------                ----                 ----
        Accrued payroll and related costs           $ 489               $  443
        Income taxes                                   -                   444
        Accrued vacation                              316                  431
        Other                                          38                  173
                                                    -----               ------
                                                    $ 843               $1,491
                                                    =====               ======

 9.     COMMITMENTS AND CONTINGENCY:

LEASES
The Company leases office space and equipment under operating leases. Certain of these leases include renewal or purchase options. Rent expense related to these leases was approximately $288,000, $386,000 and $613,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

The Company also leases certain property and equipment under capital leases.

Minimum commitments under these leases are as follows:

        (Dollars in thousands)

                                         Operating       Capital
         Year ending December 31,         Leases          Lease
         ------------------------         ------          -----
                1997                     $   788           $20
                1998                       1,064            20
                1999                       1,049            15
                2000                         732             -
                2001                         756             -
                Thereafter                 1,392             -
                                         --------        ------

                 Total minimum
                 lease payments           $5,781            55
                                         ========        ======

                 Less amounts representing interest         (6)
                                                         ------
                 Obligations under capital leases           49
                 Less current portion                      (16)
                                                         ------
                                                           $33
                                                         ======

PURCHASE COMMITMENTS
At December 31, 1996, the Company has open purchase commitments of approximately
$3,731,000  which  include  approximately   $2,264,000  of  cancelable  purchase
commitments.

LEGAL PROCEEDING
In March 1995, a class action lawsuit was filed against the Company and two of its officers, one of whom is also a director of the Company, in the U.S. District Court for the Southern District of Southern California. The suit alleged violations of Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934, as amended (the "Act"), arising out of alleged misrepresentations and omissions made by the Company and the named officers. The suit also alleged violation of Section 20(a) of the Act arising out of alleged "control" of the Company by the officer defendants. The suit was brought on behalf of purchasers of the Company's securities during the period October 10, 1994 through March 29, 1995, and sought unspecified damages. In December 1995, the Company entered into a settlement agreement pursuant to which all claims were dismissed with prejudice. The total settlement amount was approximately $1,500,000, of which the Company paid approximately $446,000 with the remaining amount paid by the Company's Directors' and Officers' liability insurance carriers. Obligations of the Company with respect to this matter were provided for in the financial statements during the year ended December 31, 1995 and paid during the year ended December 31, 1996.

10.     SHAREHOLDERS' EQUITY:

In April 1994, the Company completed the initial public offering of its shares of common stock, at a price of $12.00 per share including 2,200,000 which were sold by the Company and 400,000 which were sold by existing shareholders. In addition, the Company's underwriters also exercised an option to purchase an additional 390,000 shares to cover over-allotments. The net proceeds realized by the Company from this offering were $28.4 million after deducting the underwriting discount and expenses payable by the Company related to the offering.

Effective upon the closing of the offering, 55,105,577 shares of preferred stock were converted into 7,872,199 shares of common stock after giving effect to the 1-for-7 reverse stock split.

In March 1994, the Company's Articles of Incorporation were amended authorizing 30,000,000 shares of common stock, no par value, and 7,500,000 shares of preferred stock, no par value. The preferred stock may be issued from time to time in one or more series with the Board of Directors authorized to fix or alter the designation, powers, preferences and rights of the shares of each series.

STOCK COMPENSATION PLANS
At December 31, 1996, the Company has stock-based compensation plans which are described below. The Company applies Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards in 1995 and 1996 under those plans consistent with the methods of SFAS No. 123, the Company's net income (loss) and earnings per share would have been reduced to the pro forma amounts indicated below:


        (Dollars in thousands)                       1995                        1996
        Net income (loss):
               As reported                          $ 759                     $(7,120)
               Pro forma                             (195)                     (8,352)

        Net income (loss) per common share:
               As reported                           $.06                       $(.59)
               Pro forma                             (.02)                       (.69)


FIXED STOCK OPTION PLANS
In May 1996, the Company adopted the 1996 Non-Qualified Stock Option Plan (the "1996 Plan"). The 1996 Plan does not affect the 1994 Plan. Under the 1996 Plan, the Company is authorized to issue 400,000 shares of common stock. The 1996 Plan is intended to promote the interests of the Company or its parents or subsidiary corporations. Under the 1996 Plan, eligible individuals may be granted options to purchase shares of the Company's common stock at not less than 85% of the fair market value of such shares on the date of grant. Such options shall be exercisable in one or more installments as specified in the Notice of Grant and have a maximum term of 10 years. Persons eligible to receive stock options under the 1996 Plan are key employees of the Company other than officers who are responsible for the growth and financial success of the Company and consultants and other independent contractors who provide valuable services to the Company.

In February 1994, the Company adopted the 1994 Stock Option/Stock Issuance Plan (the "1994 Plan"). The 1994 Plan supersedes and consolidates the 1988 Stock Option Plan and Restricted Stock Purchase Plan (the "1988 Plan"). Outstanding stock options and unvested share issuances under the 1988 Plan were incorporated into and assumed in the 1994 Plan. In May of 1996, the Board of Directors received shareholder approval to increase the authorized shares to 3,800,000 under the 1994 Plan. The 1994 Plan is divided into three separate components: the Discretionary Option Grant Program (the "Discretionary Program"); the Automatic Option Grant Program (the "Automatic Program") and the Stock Issuance Program (the "Issuance Program"). Under the Discretionary Program, eligible individuals may be granted options to purchase shares of the Company's stock at not less than 85% of the fair market value of such shares on the date of grant. Under the Automatic Program, non-employee Directors will automatically be granted options to purchase common stock at 100% of the fair market value on the grant date. Under the Issuance Program, eligible individuals may be allowed to purchase shares of the Company's common stock at discounts from the fair market value of such shares of up to 15%. Such shares may be issued as fully-vested shares or as shares to vest over time and have a maximum term of 10 years (5 years for options granted to a 10% shareholder). Persons eligible to receive stock issuances under the Issuance Program and/or option grants under the Discretionary Program are officers and other key employees of the Company and certain consultants or other independent contractors, as defined in the plan. The individuals eligible to receive option grants under the Automatic Program are individuals who are elected, re-elected or appointed as non-employee Board members.


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: no dividend yield; expected volatility; risk-free interest rates on or about the date of grant represented by the interest rate on U.S. Treasury Bills with a term of maturity equal to the vesting period of the options, and expected lives of 5 years.

The following table summarizes stock option transactions for each of the three years in the period ended December 31, 1996:


                                                  Weighted                           Weighted
                                                   Average                            Average
                                                  Exercise                           Exercise
                               Shares               Price              Shares          Price
Outstanding at
January 1, 1994              1,711,492               $.39              44,587           $.14
  Granted                      319,665             $17.36               ---              ---
  Exercised                   (509,029)              $.18             (17,000)          $.14
  Canceled                     (82,384)              $.43               ---              ---
                               -------------                        ------------

Outstanding at
December 31, 1994            1,439,744              $4.22              27,587           $.14
  Granted                      737,025             $12.30                ---             ---
  Exercised                   (205,068)              $.35             (10,500)          $.14
  Canceled                    (300,392)            $18.30                ---             ---
                              --------             ------             -------           ------

Outstanding at
December 31,  1995           1,671,309              $5.63              17,087           $.14
  Granted                      874,887              $9.01                ---             ---
  Exercised                   (149,261)              $.77                ---             ---
  Canceled                    (598,732)            $12.01                ---             ---
                              --------             ------              ------          ------

Outstanding at
December 31, 1996            1,798,203              $5.54              17,087           $.14
                             =========                                 ======


The range of exercise prices of stock options outstanding at December 31, 1996 is as follows:


                                            Options Outstanding                    Options Exercisable
                                             -------------------                   -------------------
                                            Weighted
                                             Average             Weighted                              Weighted
     Range of                               Remaining            Average                               Average
     Exercise                Number        Contractual           Exercise            Number            Exercise
      Prices              Outstanding         Life                Price            Exercisable          Price
        $.14 - $.28          366,413          4.81                $.16              362,585              $.16
       $.42 - $1.05          325,590          6.57                $.46              268,798              $.45
      $2.80 - $6.50          304,142          8.85               $5.67               53,374             $3.07
      $6.63 - $8.40          460,504          9.54               $8.05               14,005             $7.35
     $11.25 - $16.13         341,554          8.72              $12.65              132,264            $12.29
      --------------         -------         ------             ---------           --------           -------
       $.14 - $16.13       1,798,203          7.77               $5.54              831,026             $2.49
       ====   ======       =========          ====               =====              =======             =====



At December 31, 1995 and 1996, 571,106 and 1,191,381 shares, respectively, are available for granting of options under the 1994 and 1996 Plans.

STOCK PURCHASE PLAN The Amended 1994 Employee Stock Purchase Plan, originally adopted in February 1994 (the "Stock Purchase Plan"), authorizes the Company to issue up to 300,000 shares of common stock to participating employees. The Stock Purchase Plan is intended to provide qualifying employees with the opportunity to acquire an interest in the Company by accumulating amounts for the employees' account through payroll deductions and the periodic application of such amounts to the purchase of shares of the Company's common stock. Under the terms of the Stock Purchase Plan, qualified employees can choose each year to have up to 15% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock will be equal to 85% of the lower fair market value of the common stock on (i) the commencement date of the offering period or
(ii) the purchase date. The Stock Purchase Plan terminates on December 31, 2003. Under the Stock Purchase Plan, the Company sold 62,493 and 56,857 shares to employees in 1995 and 1996, respectively. There are 128,516 shares of common stock available for purchase under the Stock Purchase Plan at December 31, 1996.

In order to disclose the pro forma net income and earnings per share as required by SFAS No. 123 (see Stock Compensation Plans above), the fair value of the employees' purchase rights is estimated using the Black-Scholes model with the following assumptions for 1995 and 1996: no dividend yield, expected volatility risk-free interest rates on the date of grant represented by the interest rate on U.S. treasury bills with a term of maturity equal to the period from the subscription date to the purchase date. The weighted-average fair value of those purchase rights granted in 1995 and 1996 was $13.89 and $9.56, respectively.


11.     INCOME TAXES:

The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 are as follows:


        (Dollars in Thousands)                     1994         1995       1996
        ----------------------                     ----         ----       ----

       Current:
                Federal                         $   897        $  -       $  -
                State                               320           -          -
                Foreign                              -            -         123
                                                   ----         ----       ----

                                                  1,217           -         123
                                                  -----         ----       ----
       Deferred:
                Federal                            (786)          -          -
                State                              (115)          -          -
                Foreign                              -            -          -
                                                  ------        ----       ----

                                                   (901)          -          -
                                                  ------        ----       ----

                                                 $  316        $  -         $123
                                                 =======        ====        ====

Differences between the statutory rate and the effective tax rate for the year ended December 31, 1994, 1995 and 1996 are as follows:



                                                                    1994        1995      1996
                                                                    ---------------------------

           Taxes at federal statutory rate                         34.0%        34.0%    (34.0%)
           Foreign income taxes                                      - %         -  %      1.8%
           Net operating loss carryforwards and research and
                development tax credits (utilized) not utilized   (23.4%)      (33.0%)    33.0%
           Change in valuation allowance                          (13.6%)      (33.0%)     -  %
           Other                                                    5.9%        (1.0%)     1.0%
                                                                  -------      -------    ------

                Provision for income taxes                         12.9%         -  %      1.8%
                                                                   ====        ======     =====


The components of the deferred tax assets at December 31, 1995 and 1996 are as follows:


        (Dollars in thousands)                                     1995                     1996
        ----------------------                                     ----                     ----

        Allowances and reserves                                  $  760                   $  773
        Vacation accrual                                            128                      146
        Capitalized research and development                        723                    2,211
        Net operating loss carryforwards                          2,819                    4,774
        Tax credits                                               1,200                    1,429
        Accelerated depreciation                                   (164)                    (252)
        Other                                                         8                       10
                                                                  -------                  ------

               Total gross deferred tax asset                     5,474                    9,091

        Less valuation allowance                                 (3,972)                  (7,589)

               Net deferred tax asset                            $1,502                   $1,502
                                                                  =====                    =====



The Company has recorded a net deferred tax asset of  $1,502,000  as of December
31, 1996. Realizability is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 1996, the Company has net operating loss carryforwards for federal income tax purposes of approximately $12,987,000, of which $5,161,000 is attributable to disqualifying dispositions of stock options. The Company also has net operating loss carryforwards for California tax purposes of approximately $5,835,000 at December 31, 1996, of which $2,508,000 is attributable to disqualifying dispositions of stock options. The amount attributable to the disposition of stock options will not impact the Company's effective tax rate in future periods as the impact will be reflected as a component of equity when recognized.

The Company also has research and development tax credit carryforwards of approximately $1,087,000 for federal and $255,000 for California tax purposes at December 31, 1996. These carryforwards will begin expiring, if unused, in 2003.

The Internal Revenue Code (the "Code") imposes limits on the availability of net operating loss carryforwards and certain tax credits that arose prior to certain cumulative changes in a corporation's ownership resulting in a change of control of the Company. The Company's use of approximately $1,166,000 of its federal net operating loss carryforwards and $408,000 of its federal and $105,000 of its California tax credit carryforwards are significantly limited because the Company underwent "ownership-changes" in January 1989 and March 1991. In each year following the change, the Company will be able to offset taxable income by a limited amount of the pre-ownership change carryforwards. This limitation is determined by the value of the Company immediately prior to the ownership change multiplied by the long-term tax-exempt rate. Net operating losses and tax credits that are unavailable in any year as a consequence of this limitation may be carried forward for future use subject to certain restrictions.

12. EMPLOYEE BENEFITS: The Company has a 401(k) defined contribution plan available to all employees who have been with the Company for more than one month. Employees may contribute up to 15% of their salary each year and the Company may elect to make a discretionary contribution to the plan once a year. All plan participants who are employed at the end of the plan year and have completed 1,000 hours of service in that plan year are eligible to receive a share of the employer contribution. Participant's rights to the employer contributions vest 25% per year of service with the participant being fully vested at the end of the fourth year of service. The Company did not make a discretionary contribution in 1994, 1995 or 1996.

In 1995, the Company adopted a profit sharing plan available to all employees. The plan provides financial benefits to employees when the Company exceeds certain targeted objectives. The Compensation Committee of the Board of Directors annually determines the maximum amount that is allocated to the plan. Employees are eligible to participate in the plan at the start of the quarter following their employment at the Company. The Company did not make any allocation to the profit sharing plan in 1995 or 1996.

13.  CONCENTRATION  OF CREDIT  RISK:
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments and trade receivables.

The Company has approximately $858,000 of cash and cash equivalents in excess of FDIC insured limits at two financial institutions at December 31, 1996. The Company has not experienced any losses on its cash and cash equivalents.

All of the Company's investments, all of which mature in 1997, are in obligations of the U.S. Government and its agencies at December 31, 1996.

At December 31, 1995 and 1996, the Company's trade receivables are concentrated with "Regional Bell Operating Companies" or affiliated companies in the United States, all of which management believes are large companies with substantial financial resources. Sales are typically made on credit, with terms that vary depending upon the customer and the nature of the product. The Company does not hold collateral to secure payment. Although the Company maintains a reserve for uncollectible receivables that it believes to be adequate, a payment default on a significant sale or customer receivable could materially and adversely affect its operating results and financial condition.


      Sales to major customers for each year are as follows (% of revenue):



                                                    1994       1995     1996
                                                    ------------------------

                      Nynex                          16%        18%      23%
                      Bell South                     14%        13%       7%
                      US West                        36%        45%      31%
                      Ameritech                      32%        19%       9%
                      Nortel                          -          -       15%


Sales to an affiliate of a shareholder during the years ended December 31, 1994, 1995 and 1996 were approximately $11,320,000, $3,836,000 and $2,263,000, respectively, of which $186,000 and $140,000 are included in accounts receivable at December 31, 1995 and 1996, respectively.

14.     ACQUISITIONS:
In February 1996, the Company acquired certain assets of Applied Computing Devices, Inc. ("ACD"), a company that developed and marketed operations systems software used primarily by independent telephone companies to manage certain functions in their networks. The customer set and products of ACD complement those of the Company and the Company intends to continue to market and enhance these products. The Company acquired the assets for $1,700,000 in cash and incurred approximately $200,000 in related costs. The assets were acquired at an auction held in Federal Bankruptcy Court, Southern District of Indiana. The transaction, which was accounted for as a purchase, included the acquisition of in-process research and development valued at approximately $1,200,000, property and equipment valued at approximately $377,000 and purchased technology valued at approximately $337,000. The Company recorded a one-time charge in the first quarter of 1996 for the $1,200,000 associated with purchased research and development costs.

In July 1996, the Company acquired certain assets of MPR Teltech, a subsidiary of BC TELCOM, Inc. The assets acquired were part of MPR Teltech's operating unit commonly known as the Special Services Network division ("SSN"). The Company and its Canadian subsidiary, ADA-Canada, acquired the assets for $4,200,000 million in cash and 150,000 shares of the Company's common stock, and incurred approximately $200,000 in related costs. SSN was an operations systems software development group with expertise in development of network management systems for public carriers. SSN developed operations systems software primarily for Northern Telecom ("Nortel"). SSN has become part of ADA-Canada and will develop network performance management operations systems software products for the Company and its customers, including Nortel. The transaction, which was accounted for as a purchase, included the acquisition of in-process research and development valued at approximately $2,100,000, property and equipment valued at approximately $900,000 and goodwill and know-how valued at approximately $2,588,000. The Company recorded a one-time charge in the third quarter of 1996 for the $2,100,000 associated with purchased research and development costs.

       The following condensed pro forma results of operations information has been presented to give effect to the acquisitions as if such transactions had occurred at the beginning of each of the periods presented. The historical results of operations have been adjusted to reflect additional depreciation and amortization expense based upon the value allocated to assets acquired in the purchases.
        The pro forma results of operations information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results.


                    CONDENSED PRO FORMA RESULTS OF OPERATIONS
                    -----------------------------------------
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

      Years Ended  December 31,                             1995                     1996
      ------------------------------------------------------------------------------------

           Revenue                                        $38,747                  $29,660
           Net loss                                        (8,521)                  (7,474)
           Net loss per share                                (.71)                    (.61)
           Weighted average shares used in computation     11,956                   12,165



Sales to Canadian customers, generated from both the Company's United States and Canadian operations in fiscal 1997 were $4,351,000, from which operating income of $434,000 was derived. The identifiable assets of the Company's Canadian operations at December 31, 1997 were $970,000

                  APPLIED DIGITAL ACCESS, INC. AND SUBSIDIARY

                       VALLUATION AND QUALIFYING ACCOUNTS
              For the Years Ended December 31, 1994, 1995 and 1996
                                   ----------


                                             Balance at
                                              Beginning                                    Balance at
           Description              Year      of Year        Additions      Deductions    End of Year
           -------------------------------------------------------------------------------------------

Allowance for doubtful accounts    1994      $  50,000      $    --        $    --        $  50,000
                                   1995         50,000           --             --           50,000
                                   1996         50,000           --             --           50,000

Inventory reserve                  1994        301,476       247,661       (114,520)        434,617
                                   1995        434,617       150,000        (47,055)        537,562
                                   1996        537,562           --         (68,092)        469,470


                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
  APPLIED DIGITAL ACCESS, INC. AND SUBSIDIARY


We have audited the accompanying consolidated balance sheets of Applied Digital Access, Inc. and subsidiary as of December 31, 1995 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applied Digital Access, Inc. and subsidiary as of December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




/s/ Coppers & Lybrand

San Diego, California
January 18, 1997